                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number .... 323-0145
                                                    ----------------------------
                   UNITED STATES                    Expires:   December 31, 1997
         SECURITIES AND EXCHANGE COMMISSION         Estimated average buden
               Washington, D.C. 20549               hours per response ... 14.50
                                                    ----------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.            )*
                                              -----------


                              Computer Motion, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    205253107
         ---------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

---------------------------                           --------------------------
CUSIP No.        205253107       SCHEDULE 13G          Page  2  of  19   Pages
---------------------------                           --------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Manhattan Capital, L.P.
           13-394-7992

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
                                701,968 (includes 138,591 warrants exercisable
                                  for Common Stock)

      NUMBER OF          -------------------------------------------------------
 SHARES BENEFICIALLY     6     SHARED VOTING POWER
       OWNED BY                 Not applicable.
         EACH
      REPORTING          -------------------------------------------------------
        PERSON           7     SOLE DISPOSITIVE POWER
         WITH                   701,968 (includes 138,591 warrants exercisable
                                  for Common Stock)

                        --------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                Not applicable.

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            701,968 (includes 138,591 warrants exercisable for Common Stock)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                /  /

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            9.14%

--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------
                                Page 2 of 19 Pages

---------------------------                           --------------------------
CUSIP No.        205253107       SCHEDULE 13G          Page  3  of  19   Pages
---------------------------                           --------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Venture Capital Associates, L.P.
           13-337-6808

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

           California

--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
                                81,896 (warrants exercisable for Common Stock)

      NUMBER OF          -------------------------------------------------------
 SHARES BENEFICIALLY     6     SHARED VOTING POWER
       OWNED BY
         EACH
      REPORTING          -------------------------------------------------------
        PERSON           7     SOLE DISPOSITIVE POWER
         WITH                   81,896 (warrants exercisable for Common Stock)

                        --------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                Not applicable
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            81,896

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                /  /

--------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            1.06%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------

                                Page 3 of 19 Pages

---------------------------                           --------------------------
CUSIP No.        205253107       SCHEDULE 13G          Page  4  of  19   Pages
---------------------------                           --------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Archery Partners
           13-3823110

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
                                Not applicable

      NUMBER OF          -------------------------------------------------------
 SHARES BENEFICIALLY     6     SHARED VOTING POWER
       OWNED BY                 86,162 (includes 17,011 warrants exercisable for
         EACH                     Common Stock
     REPORTING
       PERSON            -------------------------------------------------------
        WITH             7     SOLE DISPOSITIVE POWER
                                Not applicable
                        --------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                86,162 (includes 17,011 warrants exercisable
                                 for Common Stock)


--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            86,162

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                /  /

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            1.13%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------

                                Page 4 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

Item 1.

         (a)     Name of Issuer:
                 Computer Motion, Inc.

         (b)     Address of Issuer's Principal Executive Offices:
                 12655 North Central Expressway
                 Suite 321
                 Dallas, Texas  75243


Item 2.

         (a)     Name of Person Filing:
                 Chase Manhattan Capital, L.P. ("CMC, L.P.")
                 Chase Venture Capital Associates, L.P. ("CVCA")
                 Archery Partners ("Archery")

                 Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)     Address of Principal Business Office or, if none, Residence:
                 380 Madison Avenue, 12th Floor
                 New York, New York  10017

         (c)     Citizenship: See Row 4 on cover pages.


         (d)     Title of Class of Securities (of Issuer):
                 Common Stock

         (e)     CUSIP Number:
                 205253107


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
                 Not applicable.


Item 4.  Ownership

         (a)     Amount Beneficially Owned:

                 CMC, L.P.
                 ---------
                 701,968 (includes 138,591 warrants exercisable for Common
                   Stock)

                 CVCA
                 -----
                 81,696 (all warrants exercisable for Common Stock)

                 Archery
                 -------
                 86,162 (includes 17,011 warrants exercisable for Common Stock).


                               Page 5 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------


         (b)     Percent of Class:

                 CMC, L.P.
                 ---------
                 9.14%

                 CVCA
                 ----
                 1.06%

                 Archery
                 -------
                 1.13%

         (c)     Number of shares as to which such person has:
                 (i)      CMC, L.P.
                          ---------
                          701,968 (includes 138,591 warrants exercisable for
                            Common Stock)


                          CVCA
                          ----
                          81,696 (all warrants exercisable for Common Stock)
                  (ii)    Archery
                          86,162 (includes 17,011 warrants exercisable for
                            Common Stock)

                 (iii)    CMC, L.P.
                          ---------
                          701,968 (includes 138,591 warrants exercisable for
                            Common Stock)

                          CVCA
                          ----
                          81,696 (all warrants exercisable for Common Stock)
                 (iv)     Archery
                          86,162 (includes 17,011 warrants exercisable for
                            Common Stock)


Item 5.  Ownership of Five Percent or Less of a Class
                       Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
                       Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                       Not applicable.


Item 8.  Identification and Classification of Members of the Group
                       Not applicable.


Item 9.  Notice of Dissolution of Group
                       Not applicable.


Item 10. Certification
                       Not applicable.


                               Page 6 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1998                  CHASE MANHATTAN CAPITAL, L.P.

                                         By:  CHASE MANHATTAN CAPITAL
                                              CORPORATION,
                                              its General Partner



                                         By: /s/ Jeffrey C. Walker
                                             ---------------------
                                             Name:  Jeffrey C. Walker
                                             Title: Chief Executive Officer


                               Page 7 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1998                 CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                        By:  CHASE CAPITAL PARTNERS,
                                             its General Partner



                                        By:/s/ Jeffrey C. Walker
                                           ---------------------
                                           Name:  Jeffrey C. Walker

                                           Title: Managing General Partner


                               Page 8 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1998                 ARCHERY PARTNERS




                                        By:/s/ Christopher C. Behrens
                                           --------------------------
                                           Name:  Christopher C. Behrens
                                           Title: Partner

                               Page 9 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

         This statement is being filed by Chase Manhattan Capital, L.P., a Delaware limited partnership ("CMC, L.P."), Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA") and Archery Partners, a New York general partnership ("Archery"). The principal offices of CMC, L.P., CVCA and Archery are located at 380 Madison Avenue, 12th Floor, New York, New York 10017. CMC, L.P., CVCA and Archery are engaged in the venture capital and leveraged buyout business.

         The general partner of CMC, L.P. is Chase Manhattan Capital

Corporation, a New York Corporation ("CMCC"), whose principal business office is located at the same address as CMC, L.P. CMCC is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation ("Chase Bank") which in turn is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Chase"). CMC is also engaged in the venture capital and leveraged buyout business. Jeffrey C. Walker, Mitchell J. Blutt, M.D. and Arnold L. Chavkin are the directors of CMCC. The executive officers of CMCC are Jeffrey C. Walker, Chairman and President; George E. Kelts, Vice President; and P. Jon Masur, Secretary. In addition, each individual general partner of CCP (as defined below) is an officer of CMCC. The address for each of the directors and executive officers of CMCC, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         The general partner of CVCA is Chase Capital Partners, a New York partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.


Mr. Soghikian's address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase

                              Page 10 to 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------



         Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

         Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

         Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses or residence addresses and principal occupations or employments of each general partner of Archery, each of whom is a U.S. citizen. Archery is a New York general partnership formed for the purposes of investing in venture capital and leveraged buyout transactions. The general partners of Archery are current and former employees of CCP and CMCC.

         Archery has agreed to give CCP a proxy to vote the securities of the Issuer held by Archery. Archery has also agreed to enter into certain "co-sale" and "drag along" agreements with CMCC and CCP with respect to the respective securities of the Issuer held by Archery and CMCC. As a result of these arrangements and relationships, (i) CCP and its controlling persons may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by CVCA, CMCC and Archery (constituting in the aggregate 870,026 shares of Common Stock of the Issuer, representing an aggregate of approximately 11.33% of the Issuer's total outstanding Common Stock at December 31, 1997), and
(ii) CMCC may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by Archery.


                              Page 11 of 19 Pages

                                SCHEDULE 13G
                                ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                                                      SCHEDULE A
                                                                      ----------


                            CHASE CAPITAL CORPORATION
                            -------------------------


                               Executive Officers
                               ------------------

 Chief Executive Officer                             William B. Harrison, Jr.*

 President                                           Jeffrey C. Walker**

 Executive Vice President                            Mitchell J. Blutt, M.D.**

 Vice President & Secretary                          Gregory Meridith*

 Vice President                                      George E. Kelts**

 Assistant Secretary                                 Robert C. Carroll*


                                    Directors
                                    ---------


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**


------------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**   Principal occuupation is employee of Chase and/or general partner of CCP.
Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York NY 10017


                              Page 12 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                      ----------


                            THE CHASE MANHATTAN BANK
                            ------------------------


                               Executive Officers*
                               -------------------

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                        Donald L. Boudreau, Vice Chairman
                           Marc Shapiro, Vice Chairman
                        Joseph G. Sponholz, Vice Chairman


                                              Directors**
                                              -----------
                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        8601 John Deere Road
                                        Moline, IL 61265

 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, NY 10019

 Susan V. Berresford                    President
                                        The Ford Foundation
                                        320 East 43rd Street
                                        New York, NY 10017

 M. Anthony Burns                       Chairman, President and CEO
                                        Ryder System, Inc.
                                        3600 N.W. S2nd Avenue
                                        Miami, FL 33166

---------------------------

* Principal occupation is executive officer and/or employee of the Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen

**   Each of the persons named below is a citizen of the United States of
America.


                              Page 13 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 H. Laurance Fuller                     Chairman of the Board and
                                         Chief Executive Officer
                                        Amoco Corporation
                                        200 East Randolph Drive
                                        Chicago, IL 60601

 Melvin R. Goodes                       Chairman of the Board and Chief
                                         Executive Officer
                                        Warner-Lambert Company
                                        201 Tabor Road
                                        Morris Plains, NJ 07950

 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        8260 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, VA 22031

 George V. Grune                        Chairman of the Board and Chief
                                         Executive Officer
                                        The Reader's Digest Association, Inc.
                                        Chairman of the Board
                                        The DeWitt Wallace-Reader's Digest Fund
                                        Lila Wallace-Reader's Digest Fund
                                        Reader's Digest Road
                                        Pleasantville, NY 10570

William B. Harrison, Jr.                Vice Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor

                                        New York, NY 10017-2070

 Harold S. Hook                         Retired Chairman of the Board
                                        American General Corporation
                                        2929 Allen Parkway
                                        Houston, TX 77019

 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom
                                        919 Third Avenue - Room 29-72
                                        New York, NY 10022

 Thomas G. Labrecque                    President
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Henry B. Schacht                       Retired Chairman of the Board and
                                         Chief Executive Officer
                                        Lucent Technologies, Inc.
                                        600 Mountain Avenue - Room 6A511
                                        Murray Hill, NJ 07974


                              Page 14 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 Walter V. Shipley                      Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Andrew C. Sigler                       Retired Chairman of the Board and
                                         Chief Executive Officer
                                        Champion International Corporation
                                        1 Champion Plaza
                                        Stamford, CT 06921

 John R. Stafford                       Chairman, President and Chief
                                         Executive Officer
                                        American Home Products Corporation
                                        Five Giralda Farms
                                        Madison, NJ 07940


 Marina v.N. Whitman                    Professor of Business Administration
                                         and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220


                              Page 15 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                                                      SCHEDULE C
                                                                      ----------


                      THE CHASE MANHATTAN CORPORATION
                      -------------------------------


                            Executive Officers*
                            -------------------

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President


                                               Directors**

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------
 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        8601 John Deere Road
                                        Moline, IL 61265

 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, NY 10019


 Susan V. Berresford                    President
                                        The Ford Foundation
                                        320 East 43rd Street
                                        New York, NY 10017

 M. Anthony Burns                       Chairman, President and CEO
                                        Ryder System, Inc.
                                        3600 N.W. S2nd Avenue
                                        Miami, FL 33166


----------------------
* Principal occupation is executive officer and/or employee of the Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**    Each of the persons named below is a citizen of the United States of
America.


                              Page 16 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 H. Laurance Fuller                     Chairman of the Board and
                                         Chief Executive Officer
                                        Amoco Corporation
                                        200 East Randolph Drive
                                        Chicago, IL 60601

 Melvin R. Goodes                       Chairman of the Board and
                                         Chief Executive Officer
                                        Warner-Lambert Company
                                        201 Tabor Road
                                        Morris Plains, NJ 07950

 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        8260 Willow Oaks Corporate Drive
                                        P.O. Box 10444

                                        Fairfax, VA 22031

 George V. Grune                        Chairman of the Board and Chief
                                         Executive Officer
                                        The Reader's Digest Association, Inc.
                                        Chairman of the Board
                                        The DeWitt Wallace-Reader's Digest Fund
                                        Lila Wallace-Reader's Digest Fund
                                        Reader's Digest Road
                                        Pleasantville, NY 10570

 William B. Harrison, Jr.               Vice Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Harold S. Hook                         Retired Chairman of the Board
                                        American General Corporation
                                        2929 Allen Parkway
                                        Houston, TX 77019

 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom
                                        919 Third Avenue - Room 29-72
                                        New York, NY 10022

 Thomas G. Labrecque                    President
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Henry B. Schacht                       Retired Chairman of the Board and
                                         Chief Executive Officer
                                        Lucent Technologies, Inc.
                                        600 Mountain Avenue - Room 6A511
                                        Murray Hill, NJ 07974


                              Page 17 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 Walter V. Shipley                      Chairman of the Board

                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Andrew C. Sigler                       Retired Chairman of the Board
                                         and Chief Executive Officer
                                        Champion International Corporation
                                        1 Champion Plaza
                                        Stamford, CT 06921

 John R. Stafford                       Chairman, President and Chief
                                         Executive Officer
                                        American Home Products Corporation
                                        Five Giralda Farms
                                        Madison, NJ 07940

 Marina v.N. Whitman                    Professor of Business Administration
                                         and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220


                              Page 18 of 19 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Computer Motion, Inc.                          CUSIP Number:  205253107
------                                                  ------------
--------------------------------------------------------------------------------

                                   SCHEDULE D
                                   ----------

                                ARCHERY PARTNERS

                                General Partners*
                                -----------------


         Each of the persons named below is a general partner of Archery Partners and is a citizen of the United States of America:


                           Principal
                           Occupation                            Business
Name                       or Employment                         or Residence Address

----                       -------------                         --------------------

Christopher C. Behrens     Principal, Chase Capital              Chase Capital Partners
                           Partners                              380 Madison Avenue
                                                                 12th Floor
                                                                 New York, New York 10017

Robert L. Egan             President,                            Hudson River Capital, LLC
                           Hudson River Capital, LLC             667 Madison Avenue
                                                                 25th Floor
                                                                 New York, New York 10017

Edward T. Irwin            Vice President,                       Banque Paribas
                           Banque Paribas                        787 Seventh Avenue
                                                                 New York, New York 10019

William K. Luby            Partner, CEA                          17 State Street
                           Capital Partners                      New York, NY 10004

Howard D. Unger            Consultant                            Ten Randon Farms Circle
                                                                 Chappaqua, New York 10514

Maria Willets              Consultant                            2 West 67th Street
                                                                 Apt. 8B
                                                                 New York, New York 10023

-----------------------
* Each of the persons named below is a general partner of Archery Partners and is a citizen of the United States of America.


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